BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 442-599-1299
Attorney/Principal		wbarnett@wbarnettlaw.com

March 3, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Andi Carpenter, Accountant
Anne McConnell, Accountant
Bradley Ecker
Sherry Haywood

Re:	Rubber Leaf Inc (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on November 15, 2021
File No. 333-261070

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated December 10, 2021 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form S-1 filed November 15, 2021 Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to your comment, we have revised the disclosure on the prospectus cover page to disclose that we are not a Chinese operating company but a Nevada holding company with operations conducted by our subsidiary based in China. We have also added disclosure under the heading “Risks Related to Doing Business in the Peoples Republic of China (“PRC”)” of the Risk Factors section in our Amendment No. 1.

SEC Rubber Leaf Inc March 3, 2022

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to your comment, we have revised the disclosure on the cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. We have also added disclosure under the heading “Risks Related to Doing Business in the Peoples Republic of China (“PRC”)” of the Risk Factors section in our Amendment No. 1

3.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to your comment, we have added the disclosure on the prospectus cover page to describe how cash is transferred through our organization.

4.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to your comment, we have added disclosure under the heading “Commonly Used Defined Terms” under “Prospectus Summary” in our Amendment No. 1

Prospectus Summary, page 1

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In responses to your comment, we have added disclosure under the heading “Risks Related to Doing Business in the Peoples Republic of China (“PRC”)” under the “Risk Factors” in our Amendment No. 1.

SEC Rubber Leaf Inc March 3, 2022

6.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC) or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In responses to your comment, we have added disclosure under the heading “Regulatory Permissions” under “Prospectus Summary” in our Amendment No. 1.

7.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In responses to this comment, we have added disclosure under the heading “Regulatory Permissions” under “Prospectus Summary” in our Amendment No. 1.

8.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors .

In response to your comment, we have added the disclosure on the prospectus cover page to describe how cash is transferred through our organization.

SEC Rubber Leaf Inc March 3, 2022

Risk Factors, page 4

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In responses to your comment, we have added disclosure on the prospectus cover page and also under the heading “Risks Related to Doing Business in the Peoples Republic of China (“PRC”)” under the “Risk Factors” in our Amendment No. 1.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In responses to your comment, we have added disclosure on the prospectus cover page and also under the heading “Risks Related to Doing Business in the Peoples Republic of China (“PRC”)” under the “Risk Factors” in our Amendment No. 1.

11.	Please include risk factor disclosure regarding the company’s substantial dependence on one or a few major customers and vendors.

In response to your comment, we have added disclosure under the headings “We have a high concentration of sales with one major customer, Shanghai Xinsen, which is the related party of our founder and President, and contributed 87% of our total revenues for the nine months ended September 30, 2021.” and “We have a high concentration of purchases from one major vendor, Shanghai Haozong, which is the related party of one of our directors. 91% of our total purchases for the nine months ended September 30, 2021 were from Shanghai Haozong.” under the “Risk Factors” in our Amendment No. 1.

Risk Factors
The Company is electing to not opt out of JOBS Act extended accounting transition period. This may ... , page 10

12.	On page 5 you disclose that the company chose to opt out of the extended transition period for complying with new or revised accounting standards; however, on page 10 you disclose that the company is electing to not opt out of the JOBS Act extended accounting transition period. Please revise your disclosures to correct this inconsistency. In addition, please revise the cover page of the Form S-1 to include and complete the required checkbox related to an EGC’s decision to not use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

In response to your comments, we have deleted the concerned paragraph and replaced it with one consistent with the disclosure on page 10. No check in the checkbox on the Cover Page related to ECC’s is required.

SEC Rubber Leaf Inc March 3, 2022

THE BUSINESS AND BUSINESS PLAN, page 15

13.	Please disclose the company’s substantial dependence on one or a few major customers and vendors.

In response to your comment, we have revised the disclosure under “Sales and Marketing” and added “Vendors” in our Amendment No.1.

14.	Please provide clarity surrounding the company’s indirect supply and sales methods, including how sales are generated, how cash is transferred, and how the company’s products are manufactured and distributed to its customers.

In response to you comment, we have revised the disclosure under “Sales and Marketing” section.

Business Strategy, page 16

15.	Please revise to clarify the nature of the relationships the company maintains with the OEMs listed. Please also clarify whether these OEMs are customers of the company.

In response to your comment, we have revised the disclosure under the heading “Business Strategy”.

Patents, page 18

16.	Please disclose the duration of your patents.

In response to your comment, we have revised the disclosure under the heading “Patents and Trademarks”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

17.	Please correct the order of the sales revenues for the years ended December 31, 2020 and 2019 currently disclosed on page 24. In addition, please ensure all negative amounts are clearly designated as such throughout your filing.

In response to your comment, we have corrected the order of the sales revenues and ensured all negative amounts are clearly designated throughout our filing.

SEC Rubber Leaf Inc March 3, 2022

Liquidity and Capital Resources, page 26

18.	We note that your auditor included a going concern paragraph in their report. Please disclose and discuss the minimum period of time that you believe you will be able to conduct planned operations using only currently available capital resources. Refer to Section IV of SEC Interpretive Release 33-8350.

In response to your comment, we have revised the disclosure regarding the “Liquidity and Capital Resources” accordingly. Also, we added the disclosure under the heading “We may require additional capital to support growth, and such capital might not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.” under the Risk Factors in our Amendment No. 1.

Financial Statements General, page F-1

19.	Please provide updated financial statements and related disclosures as required by Rule 8- 08 of Regulation S-X.

In response to your comment, we have updated the financial statements and related disclosures as required by Rule 8-08 Regulation S-X for the periods ended September 30, 2021 and 2020, in the Amendment No. 1.

Note 1 - Organization and Description of Business, page F-6

20.	We note Rubber Leaf Sealing Products (Zhejiang) Co., Ltd. (RLSP) was established on July 08, 2019 and Rubber Leaf Inc (the Company/RLI) was incorporated under the laws of the State of Nevada on May 18, 2021 by Ms. Xingxiu Hua, the sole shareholder of RLSP. We also note that on May 27, 2021 the Company entered a share exchange agreement with Ms. Hua pursuant to which the Company issued 40,000,000 shares of common stock in exchange for all of RLSP’s shares with no change of control of RLSP as a result of the share exchange. Please address the following:

	●	Revise any disclosures that imply the 40,000,000 shares of common stock were “valued” at $0.05 for an aggregate amount of $2,000,000; and
	●	Revise the historical financial statements and earnings per share disclosures throughout the filing to retro-respectively reflect the reorganization akin to a stock split or a nominal share issuance. Refer to ASC 260-10-55-12, 55-17 and S99-1.

In response to your comments, we have removed the disclosure that imply the 40,000,000 shares of common stock were “valued” at $0.05 for an aggregate amount of $2,000,000 under Note 1 and revised the historical financial statements and earnings per share disclosures throughout the filing to retro-respectively reflect the reorganization akin to a stock split or a nominal share issuance in our Amendment No. 1.

SEC Rubber Leaf Inc March 3, 2022

Note 3 - Summary of Significant Accounting Policies, page F-7

21.	Please disclose your consolidation policy.

In response to your comment, the Company’s consolidation policy is added under “Basis of Presentation” paragraph as such: “The consolidated financial statements include the accounts of Rubber Leaf Inc, the parent company and its wholly owned subsidiary in China - Rubber Leaf Sealing Products (Zhejiang) Co., Ltd. All intercompany transactions and balances were eliminated in consolidation.”

Revenue Recognition, page F-7

22.	We read your accounting policy for revenue recognition. Please address the following:

● Tell us your consideration of disclosing disaggregated revenue by product line pursuant to ASC 606-10-50-5.

In accordance with ASC 606-10-50-5 and ASC 606-10-55-89, the Company considered the appropriate level of revenue disaggregation that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The Company referred to ASC 606-10-55-91 and considered examples that the standard indicates may be appropriate for disaggregation purposes, including (a) the type of good or service (for example, major product lines), (b) geographic region (for example, country or region), (c) market or customer type (for example, government and nongovernment customers), (d) type of contract (for example, fixed-price and time-and-materials contracts), (e) contract duration (for example, short-term and long-term contracts), (f) timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time), and (g) sales channels (for example, goods sold directly to consumers and goods sold through intermediaries). The following summarizes the Company’s application of the guidance in ASC 606-10-55-91:

a) Type of good or service

The Company’s major products are windows and door strips for auto vehicles, car window seals, door frame seals and hood seals.

The Company generates revenues through two different supply models. The indirect supply model generated major sales and gross profit during the reporting periods. Customers of this business model are auto parts dealers who authorized by various branded vehicle manufacturers as second-tier suppliers, and we offer different products to respond this type of market needs based on the specific requirements of the ultimate customers. Customers under our direct supply model are auto OEMs, the Company is the first-tier supplier of the auto OEMs for the brands of Renault, Dongfeng and Nissan. The specification of the products we offer to the auto OEMs are relative fixed, specifically, exclusive for Renault EX 1, unless the exterior design of the EX1 changed.

SEC Rubber Leaf Inc March 3, 2022

The Company notes that there is not a significant difference of the products in terms of the raw materials consumed and manufacturing process the Company supplied to the customers under both models. The finish goods the Company sold to the customers under both models are windows and door strips for auto vehicles, car window seals, door frame seals and hood seals with some quality specification. Thus, the Company concluded that there are no unique factors that would result in a significant difference of the products sold in the nature, amount, timing and uncertainty of the revenue and cash flows.

b) Geographical region

The Company only has one operating segment - China in term of geographic area and reflect how the Company’s business is organized and how the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, Ms. Hua, allocates resources and measures results.

c) Market or customer type

The Company’s major customers include (a) auto OEMs and (b) auto parts dealers. Auto OEMs, the type of the Company’s customers, are auto manufacturers for the brands of Renault, Dongfeng and Nissan vehicles. The Company’s auto parts dealers are the second-tier suppliers for other auto manufacturers who produce their own brand vehicles, such as BYD and Chery.

The Company notes that there is no significant difference in the nature, timing, and uncertainty of revenues and cash flows within each of the categories of customers as the ultimate users of our products sold are auto manufacturers in the same industry and market geographical region whose demanding are similar in the nature, timing and uncertainty. Proceeds from both type of customers are typically collected within 30-60 days after the delivery date. The difference in the amount the Company realized through the two types of the customers during the reporting periods are significant, which mainly caused by the short history the Company engaged in the auto OEMs segment. Accordingly, the Company presents disaggregated revenue by customer type, which reflects clearly the difference: revenue generated under direct model and indirect model represent the revenue realized through sales transactions with auto OEMs customers and auto parts dealers, respectively.

d) Type of contract

The Company’s contracts with two types of customers are mainly procurement framework agreements with similar terms and conditions except the commission term in the contract with auto parts dealer. The sales prices, quantity and delivery timing are negotiated at each purchase order level. The Company notes that there are no unique factors that would result in a significant difference in the nature, timing, and uncertainty of revenues and cash flows.

e) Sales channels

The Company distinguished their sales channels in two types: sales to auto manufactures directly under direct supply model and sales to auto manufacturers indirectly through auto parts dealers under indirect supply model. The chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, Ms. Hua organized their business operation, allocates resources and measures operation results based on the revenue realized through two different types of sales channels. Accordingly, the Company presents revenue disaggregated by sales channels.

SEC Rubber Leaf Inc March 3, 2022

Based on the aforementioned discussion, the Company disaggregates revenue by Sales channels. The Company believes its presentation of revenue disaggregation disclosed in Note 13 — Segment Reporting in the Notes to the Consolidated Financial Statements in the Form S-1 complies with the disclosure objective described in ASC 606-10-50-5 and ASC 606-10-55-89 and 55-90.

In future filings, the Company will enhance its existing disclosure to include the information below. For the Staff’s convenience, the Company’s proposed new disclosure is underlined.

Note 2—Summary of Significant Accounting Policies
Revenue Recognition
The Company has disaggregated revenue at the sales channels through direct supply model and indirect supply model.

● More fully explain the facts and circumstances related to sales transactions completed in Model B. Specifically address the nature of the material you purchase, the nature of companies you purchase materials from, what, if anything, you do with the materials you purchase, the nature of the products you sell, and the nature of the companies you sell products to. Also, address why you use related party distributors and who the ultimate customers of your related party distributors are.

In response to your comment, we have revised to add below explanation under the Model B of “Revenue Recognition” as below:

Model B: Indirect supply model. RLSP received the purchase orders from our related parties-Shanghai Xinsen Import & Export Co., Ltd (“Shanghai Xinsen”) and Xinsen Sealing Products (Hangzhou) Co., Ltd (“Hangzhou Xinsen”) (collectively named as “Xinsen Group” for two companies together). Branded Automobile Manufacturers (the “Auto Manufacturers”) send a lump sum purchase orders of the whole vehicle rubber and plastic auto parts of one model to their first-tier suppliers, who then subcontract rubber and plastic seals to Xinsen Group. Xinsen Group are certified second-tier suppliers of Auto Manufacturers who then subcontracts some products for which they do not have capability to manufacture to RLSP. Once purchase orders received, RLSP purchased rubber materials from our venders and outsourced the purchase orders to third party manufacturer for work-in-process products (“WIP”) or final products in its entirely based on management’s decision under the operating circumstances. RLSP will inspect the WIP produced by the third party manufacturer based on RLSP’s quality requirements and product specifications, and then complete the final processing and package products. The final products will be delivered directly to the warehouses of Xinsen Group from RLSP’s location.

SEC Rubber Leaf Inc March 3, 2022

●	More fully explain how you determined your company is a principal in the sales transactions in Model B based on the criteria described in ASC 606-10-55-36 through 40.

The description of the business processes under Model B is the Company processes the purchase orders from our customers, subcontracts them to third party suppliers, who will produce and deliver the finished products to the Xinsen Group. Specifically, the Company either purchase raw materials and subcontracts them for manufacturing or procure the products directly in the market to supply our customers depends on the specific requirements of the orders and our operating circumstances. The customers under Model B of the Company are auto parts dealers, who are related parties of the Company and sales agents between the Auto manufacturers and the Company.

ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts:

i.	Identifying the contracts or agreements with a customer: sales are placed by the specific customers, Xinsen Group, the trader between the Company and the ultimate customers (auto parts dealers).
ii.	Identifying our performance obligations in the contract or agreement: providing the sku items and deliver to the customer specified location, generally the site of the ultimate customers.
iii.	Determining the transaction price: the sales price of each product is indicated in certain sales order.
iv.	Allocating the transaction price to the separate performance obligations: there is only one obligation, that is the specified products prepared and delivered to the customers specified site.
v.	Recognizing revenue as each performance obligation is satisfied: Once the specified goods delivered and examined by the final customers, the Company recognize revenue by booking the journal entries.

ASC 606 states when two or more parties is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide specified good or service itself. ASC606-10-55-37 stresses an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. If an entity does not control the good or service before it is transferred to the customer, the entity is an agent in the transaction. Control defined within step 5 of ASC 606. Control of an asset refers to the ability to direct the issue of, and obtain substantially all the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings from outflows) that can be obtained directly or indirectly from using, selling, pledging, or holding the asset.

A principal obtains control over any one of the following (ASC 606-10-55-37A):

i.	A good or another asset from the other party which the entity then transfers to the customer.
ii.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

SEC Rubber Leaf Inc March 3, 2022

iii.	A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For the Company’ sales transactions under Model B involve with subcontractors, us, our customers (auto parts dealers) and the ultimate customers. Regarding the three situations above for a principal, the Company notes that (a) and (b) are applicable to the sales transaction under Model B: the subcontractors transfer the finished goods to Xinsen Group’s warehouses based on the Company’s instruction, which is scheduled per the purchase orders issued by Xinsen Group. The subcontractors produce the finished goods and ship to the Xinsen Group’s warehouses on our behalf. If the ultimate customers return the products, the Company, rather than subcontractors, will receive the returned items in our warehouse and carry inventory risk and credit risk as well. Accordingly, the Company is determined that we are the principal in the sales transactions under Model B.

●	Since it appears your CEO has a controlling interest in the company and has controlling interests in the related party distributors, explain how you determined the company has transferred control of any products sold to related party distributors such that recognizing revenue is appropriate.

In response to your comment, RLSP generates revenue through Xinsen Group under Model B: RLSP obtains purchase orders from Xinsen Group, subcontracts to third party manufacturer for WIP or final products, and then deliver the finished products directly or indirectly to Xinsen Group. Generally, RLSP has two forms of outsourced processing under Model B:

1) RLSP purchases raw materials and subcontracts the third party manufacturers to produce WIP. Once WIP is finished and delivered to RLSP’s warehouse, RLSP performs some manual processes, such as welding and constructing in order to meet the specification of the purchase orders, the final products are concluded after strict quality inspection.

2) RLSP purchases raw materials and subcontracts third party manufacturers to produce final products. RLSP will perform the responsibilities to trace and observe each step of production from the third party manufacturers.

After the products delivered either from RLSP or third party manufacturers’ locations, Xinsen Group performs their quality testing and confirm the quantity delivered. Once the quality and quantity confirmed, Xinsen Group signs the receiving notes as proof of delivery, which is the time the control and ownership of the final products transfers. Accordingly, RLSP recognizes revenue upon the receiving notes signed under Model B.

●	Clarify the last sentence of your accounting policy. If applicable, explain why subcontractors would be responsible for providing product warranties.

The warranty policy under Model B: the products sold under indirect supply mode were manufactured by subcontractors, who provide manufacturer warranty to RLSP pursuant to purchase contracts. To our customers, we are responsible for providing the product warranties literally. However, when our customers request additional after-sales spare parts during the warrant period, we will transfer the request to our subcontractors. We provide the same warranties to our customers with the one the subcontractors provided to us.

SEC Rubber Leaf Inc March 3, 2022

We have also revised our accounting policy about warranty in the Amendment No. 1 as following:

Payment of products is generally made within a 30-day term upon arrival note signed by ultimate customers. Extended payment terms are provided on a limited basis not to exceed two months. The products sold under direct supply are covered under 10 years manufacturers’ warranty. Such warranties are passed-through to the ultimate customers who purchase vehicles from our customers. Our customers request additional after-sales spare parts irregular during the warrant period which is recorded under selling expensed when incurs. Additional after-sales spare parts for the products sold under indirect supply mode will be passed-through to the subcontractors. Thus, the Company determines there is no need to reserve production warranty since the cost of spare parts request are immaterial based on the management’s experience about the industry.

Note 8 - Related Party Transactions, page F-14

23. Please address the following:

●	Explain why related party purchases are not separately presented on the face of the statements of operations;

The Company’s revenues generate through two models based on their sales channels, the Direct Supple Model and the Indirect Supply model. 100% of the cost of sales under Model B are related to the purchases from related parties, including raw materials purchased and processing fee incurred by subcontractors. However, the cost of sales under Model B includes not only the raw materials purchased from related parties, but also the direct and indirect production cost, overhead allocated and other costs. Purchases made from related party during the reporting periods also remain some on hands and reported under inventories

The Company notes the disclosure of cost of sales by purchases from related party will be inconsistent with the disaggregating presentation of sales (i.e. by sales channels) on the face of the statements of operations. Therefore, the Company discloses the purchases made from related parties during the reporting periods in Note 8 - Related Party Transactions.

●	We note as of June 30, 2021 accounts payable to Shanghai Huaxin were $5,324,058. Given there have been no purchases from Shanghai Huaxin since the year ended December 31, 2020, explain the terms of the payables and explain the reason why they have not been paid.

In response to your comment, RLSP’s purchase contracts with Shanghai Huaxin are due in 30 days upon invoice billed by Shanghai Huaxin. RLSP purchased rubber products and equipment from Shanghai Huaxin since 2019. Since Shanghai Huaxin is currently under internal restructure, the management verbally instructed RLSP temporally holds payments to Shanghai Huaxin since April 2020 and they halts sending billing invoice to RLSP as well. Upon communication, the management of Shanghai Huaxin advised us that they will provide 90-day notice for payment request when there is a need. Further, in general, our equipment purchased has a quality warranty period pursuant to equipment purchase contracts, based on which RLSP has the right to withhold 10-20% of the contractual amount as warranty deposits, normally 12 to 18 months after equipment delivered and installed. The Company has separated the warranty deposits amount from accounts payable to Shanghai Huaxi and included under “Retainage payable”.

SEC Rubber Leaf Inc March 3, 2022

As of June 30, 2021 and December 31, 2020, our accounts payable to Shanghai Huaxin were $5,324,058 and $5,150,325, respectively, and the increase was due to the change of exchange rates since RLSP did not have any purchases from Shanghai Huaxin during the six months ended June 30, 2021. $562,007 and $556,116 retainage payable has been reclassified out of accounts payable based on their different nature on S-1/A.

Please see the rollforward table for the total amounts of accounts payable and retainage payable to Shanghai Huaxin for the six-month ended June 30, 2021:

Amount
Balance as of December 31, 2020	$5,150,325
Additions	-
Payments	-
Exchange rate impact	173,733
Balance as of June 30,2021	$5,324,058

As of September 30, 2021, the total of accounts payable and retainage payable to Shanghai Huaxin was $6,996,287. The increasing of accounts payable was due to the equipment purchased from Shanghai Huaxin and installed completely at RLSP’s location. On December 25, 2021, RLSP signed a Payment Extension Agreement with Shanghai Huaxin and RLSP and Shanghai Huaxin both agreed the $6,996,287 accounts payable shall by paid as below payment schedule:

Amount
Balance as of September 30, 2021	$6,996,287
On or before June 30, 2022	500,000
On or before September 30, 2022	800,000
On or before December 30, 2022	600,000
On or before March 31, 2023	800,000
On or before September 30, 2023	1,500,000
One or before December 31, 2023	2,796,287

●	We note as of June 30, 2021 accounts receivable due from related party distributors were $4,200,782. Explain the terms of the receivables and explain the reason why they have not been paid.

In accordance with RLSP’ sales contracts with our related party distributors, the invoices billed to Xinsen Group are due in 30 days upon receipts, effective from January 2021. The $4,200,782 account receivable as of June 30, 2021 was due from Shanghai Xinsen, member of Xinsen Group, which was a balance rolling every month incorporated with new sales transactions realized and cash collected. Please see the rollforward table for the accounts receivable due from Shanghai Xinsen for the six-month ended June 30, 2021:

Amount
Balance as of December 31, 2020	$2,591,906
Additions	7,149,283
Collections	(5,568,305)
Exchange rate impact	27,898
Balance as of June 30,2021	$4,200,782

SEC Rubber Leaf Inc March 3, 2022

During the six-months ended June 30, 2021, RLSP received the payments from Shanghai Xinsen totaling $5,568,305, average approximately $928,000 each month. Among the $4,200,782 accounts receivable as of June 30, 2021, $1,580,978 was invoiced to Shanghai Xinsen at the end of June 2021 and was paid on July 13, 2021 accordingly. The $2,591,906 account receivable balance was carried from year 2020 sales transactions and payments were delayed due to the Covid-19 impacts. RLSP expects to receive the remaining balance from Shanghai Xinsen on or before October 2022.

Signatures, page II-5

24.	Please include the signature of the company’s authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

In response to your comment, please be advised that the registrant is incorporated in the State of Nevada and is not a foreign person.

General

25.	We note the company’s substantial dependence on a few customers and vendors. To the extent material, please disclose the material terms of your agreements with such parties and file any contracts with any parties that the company is substantially dependent upon.

Currently we are dependent on one customer that purchases approximately 87% of our products, and one vendor that sells approximately 91% raw materials to us. We have attached the agreements with the customer and the vendor, redacted to protect the competitive nature of our business and also at the insistence of the customer and vendor to keep confidential certain terms and conditions that if published would harm the business of the customer and the vendor.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

SEC Rubber Leaf Inc March 3, 2022

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett
WBB: scc
cc/ Mr. Wang, CFO